SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*



                                  dELiA*s Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    246885107
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                ---------------




     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                           ---------------------------
|CUSIP NO.  246885107   |           13G            |   Page  2  of   5  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |  Stephen I. Kahn                                                    |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |  Not Applicable                                                     |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |  United States                                                      |
|--------|-----------------|--------|------------------------------------------|
|                          |   5    | SOLE VOTING POWER                        |
|                          |        |                         7,167,860        |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   6    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        |                             0            |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   7    |  SOLE DISPOSITIVE POWER                  |
|       REPORTING          |        |                         3,279,825        |
|         PERSON           ----------------------------------------------------|
|          WITH            |   8    |  SHARED DISPOSITIVE POWER                |
|                          |        |                         3,363,845        |
|--------|---------------------------------------------------------------------|
|  9     | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        |                              7,167,860                              |
|--------|- -------------------------------------------------------------------|
|  10    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  [ ]  |
|        | SHARES*                                                             |
|        |                           Not Applicable                            |
|--------|- -------------------------------------------------------------------|
|  11    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   |
|        |                               53.5%                                 |
|--------|- -------------------------------------------------------------------|
|  12    | TYPE OF REPORTING PERSON                                            |
|        |                                IN                                   |
--------------------------------------------------------------------------------

-------------------------                           ---------------------------
|CUSIP NO.  246885107   |           13G            |   Page  3  of   5  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------


Item 1(a).       Name of Issuer:  dELiA*s Inc. (the "Company")
                 --------------

Item 1(b).       Address of Issuer's Principal Executive Offices:
                 -----------------------------------------------
                 435 Hudson Street, New York, New York 10014

Item 2(a).       Name of Person Filing: Stephen I. Kahn
                 ---------------------

Item 2(b).       Address of Principal Business Office or, if None, Residence:
                 -----------------------------------------------------------
                 435 Hudson Street, New York, New York 10014

Item 2(c).       Citizenship: United States
                 -----------

Item 2(d).       Title of Class of Securities:
                 ----------------------------
                 Common Stock, par value $.01 per share

Item 2(e).       CUSIP Number:  246885107
                 ------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
                 ------------------------------------------------------

                 Not applicable

-------------------------                           ---------------------------
|CUSIP NO.  246885107   |           13G            |   Page  4  of   5  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------


Item 4.      Ownership.
             ---------

             (a)    7,167,860 shares of Common Stock, par value $.01 per share

             (b)    53.5%

             (c)
                   (i) 7,167,860 (shares that Stephen I. Kahn owns directly or has the right to acquire and shares that Mr. Kahn has the sole power to vote under the Family Stockholders Agreement (filed as Exhibit 10.4 to the Company's registration statement on Form S-1 (No. 333-15153)) and the Restricted Stock Plan (filed as Exhibit 10.6 to the Company's registration statement on Form S-1
                        (No. 333-15153))

                   (ii) 0

                  (iii) 7,167,860 (shares that Mr. Kahn owns directly or has the right to acquire)

                   (iv) 3,363,845 (shares that Mr. Kahn has the shared power to direct the disposition of under the Family Stockholders Agreement)

Item 5.      Ownership of Five Percent or Less of a Class.
             --------------------------------------------

             Not applicable


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
             ---------------------------------------------------------------

             Not applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
             ------------------------------------------------------------------

             Not applicable


Item 8.      Identification and Classification of Members of the Group.
             ---------------------------------------------------------

             Not applicable


Item 9.      Notice of Dissolution of Group.
             ------------------------------

             Not applicable

Item 10.     Certification.
             -------------

             Not applicable

-------------------------                           ---------------------------
|CUSIP NO.  246885107   |           13G            |   Page  5  of   5  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      /s/ Stephen I. Kahn
                                                      --------------------------
February 3, 1998                                      Signature